## Contact

www.linkedin.com/in/miles-palliser-24900394 (LinkedIn)

## Top Skills

Team Culture
Strategic Vision
Service Operations

# Miles Palliser

Business Owner, Hospitality Professional and Consultant
San Francisco, California, United States

## Summary

I have worked in hospitality for 25 years. What started as a side hustle, developed into a passion for creating amazing experiences. After working in bars and restaurants in London and San Francisco, I opened my first location in 2012. Over the last decade, I have led the conception, buildout, and operations of six concepts - bars, restaurants, live music venues - in the Bay Area. This process has allowed me to develop skills in negotiation, real estate, project management, construction, team building, interior design, branding, marketing, leadership, concept development, customer service, menu design, event management and much more.

## Experience

### San Francisco Athletic Club, The Athletic Club Oakland, Mama's Boy Pizza, Crybaby

Managing Partner
May 2014 - Present (11 years 4 months)
SF Bay Area

Managing Partner with the role of leading the team through ideation, creation, build out and operations of all concepts.

## Education

Self-taught